Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2022 RESULTS

•	Revenue Increases 4% in 1Q22 Compared to 1Q21

•	25% Gross Margin Increases 80 Basis Points from 1Q21 Despite Global Inflation and Supply Chain Constraints

•	Net Earnings Increase 27% in 1Q22 Compared to 1Q21, with 1Q22 Reaching NT$1.68 or US$0.06 per Basic Common Share or US$1.18 per Basic ADS

•	Free Cash Flow of US$53.7 Million in 1Q22, with Further Expansion of Cash and Cash Equivalents Balance to US$219.7 Million

•	Dividend of NT$4.3 Per Common Share Approved by the ChipMOS’ Board of Directors Pending Shareholder Approval at May 2022 AGM

Hsinchu, Taiwan – May 5, 2022 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the first quarter ended March 31, 2022. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$28.62 against US$1.00 as of March 31, 2022.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the first quarter of 2022 was NT$6,725.2 million or US$235.0 million, a decrease of 1.0% from NT$6,791.4 million or US$237.3 million in the fourth quarter of 2021 and an increase of 4.0% from NT$6,465.3 million or US$225.9 million for the same period in 2021.

Net non-operating income in first quarter of 2022 was NT$229.0 million or US$8.0 million, compared to NT$319.3 million or US$11.2 million in the fourth quarter of 2021, and NT$25.3 million or US$0.9 million in the first quarter of 2021. The decrease compared to the fourth quarter of 2021 is mainly due to a decrease in the share of profit of associates accounted for using equity method of NT$240 million or US$8.4 million and the increase of financial costs of NT$3 million or US$0.1 million. This was partially offset by an increase in foreign exchange gains of NT$154 million or US$5.4 million. The increase compared to the first quarter of 2021 reflects the higher foreign exchange gains noted in the first quarter of 2022 and increased share of profit of associates accounted for using equity method, partially offset by the decrease of gain on valuation of financial assets at fair value through profit or loss.

Net profit attributable to equity holders of the Company for the first quarter of 2022 was NT$1,224.7 million or US$42.8 million, and NT$1.68 or US$0.06 per basic common share, as compared to NT$1,417.5 million or US$49.5 million, and NT$1.95 or US$0.07 per basic common share in the fourth quarter of 2021. This compares to NT$959.1 million or US$33.5 million, and NT$1.32 or US$0.05 per basic common share in the first quarter of 2021. Net earnings for the first quarter of 2022 were US$1.18 per basic ADS, compared to US$1.36 per basic ADS for the fourth quarter of 2021 and US$0.92 per basic ADS in the first quarter of 2021. The Company continues to focus on profitably supporting the higher demand levels it is benefiting from, as it works to offset the headwinds from global inflation and supply chain constraints.

Free cash flow for the first quarter of 2022 was NT$1,536.3 million or US$53.7 million, with a balance of cash and cash equivalents was NT$6,288.0 million or US$219.7 million.

First Quarter 2022 Investor Conference Call / Webcast Details

Date: Thursday, May 5, 2022

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 894606 #

Webcast of Live Call and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

Note:

  The Company will provide a transcript in English on its website following the Mandarin conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.